_________________________________________________________________________________________

October 31, 2014

VIA EDGAR AND E-MAIL

United States Securities & Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-510F

Attention:	Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverage, Apparel, and Mining
Myra Moosariparambil, Staff Accountant

Re:	Century Aluminum Company
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013
Filed April 30, 2014
File No. 1-34474

Ladies and Gentlemen:

Century Aluminum Company, a Delaware corporation ("Century" or the "Company") hereby provides this submission in response to your letter dated October 17, 2014 (the "Comment Letter"), relating to our filings with the Securities & Exchange Commission (the "Commission") referenced above. For ease of review, we restate the questions from your Comment Letter and provide our response directly below.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013

Exhibits - Certifications

1. Please further amend your Form 10-K for the year ended December 31, 2013 to include a
Section 302 certification signed by the Chief Accounting Officer and Section 906 certifications of both the Chief Executive and Chief Accounting Officers.

RESPONSE:

We respectfully submit that the certifications included with our Amendment No.1 to our Form 10-K for the year ended December 31, 2013 are correct as originally filed. The Section 302 certificate is required to be executed by the principal executive officer and the principal financial officer. Our Chief Executive Officer, Michael Bless, who also served as our principal financial officer through June 2014, signed the Section 302 certification in both capacities, as he had signed the Section 302 certification for our Form 10-K filed on March 14, 2014. As Mr. Bless signed in both required capacities, we do not believe that any further certification by the Chief Accounting Officer is required. To avoid any confusion, in future filings we will reference the capacity in which each signatory is signing.

Century Aluminum Company 1 S. Wacker Drive, Ste 1000 Chicago, IL 60606 312-696-3101 Office 312-696-3102 Fax

We did not include the Section 906 certifications with Amendment No. 1 to our Form 10-K for the year ended December 31, 2013 because such certifications are only required for periodic reports that contain financial statements or financial information, which Amendment No. 1 did not.

Form 10-Q for the Six Months Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 39

2. Please explain to us the basis for your practice of reversing the lower of cost or market inventory reserve and reference the supporting accounting literature.

RESPONSE:

The Company does not reverse lower of cost or market ("LCM") inventory reserves and our accounting treatment of LCM inventory reserves is in accordance with ASC 330-10-35.

Our LCM inventory reserve primarily relates to our raw materials inventory. The Company maintains approximately two months supply of raw materials inventory at our facilities, so the inventory associated with a LCM inventory reserve is consumed in production in the subsequent quarter. As such, when the inventory turns after a quarter-end, the old inventory and corresponding LCM adjustment is charged to expense. At the end of the quarter, the market value of the newly purchased inventory on hand is measured and, if necessary, an LCM inventory reserve is recognized.

The Company will include in future filings language that more clearly describes our treatment of the LCM inventory reserves within the discussion of our results of operations. The following is an example of an enhanced discussion for the Form 10-Q for the six months ended June 30, 2014:

Due to nature of its business, the Company’s inventory values are subject to fluctuations in market value and these fluctuations can have a significant impact on cost of goods sold and gross profit in any period. Reductions in value below cost basis at the end of a period are the new basis for inventory as it turns in subsequent periods.  Cost of goods sold was positively impacted by $0.1 million in the second quarter of 2014 and negatively impacted by $10.2 million in the second quarter of 2013 due to these valuation adjustments. This resulted in a quarter to quarter increase in gross profit of $10.3 million.

Cost of goods sold was positively impacted by $1.2 million in the six months ended June 30, 2014 and negatively impacted by $16.1 million in the six months ended June 30, 2013 due to these valuation adjustments. This resulted in a period to period increase in gross profit of $17.3 million.

Century acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (312) 696-3101 should you have any further questions or require additional information.

Sincerely,

/s/ Jesse E. Gary
Jesse E. Gary
Executive Vice President, General Counsel and Secretary

cc:	John Reynolds

Assistant Director

Division of Corporation Finance

Rick T. Dillon

Executive Vice President and Chief Financial Officer

Century Aluminum Company